

Mail Stop 6010

January 26, 2009

Via Facsimile and U.S. Mail

Mr. Christopher L. Coccio
Chief Executive Officer
Sono-Tek Corporation
2012 Route 9W
Milton, NY   12547

>   **RE: Sono-Tek Corporation**
>   **Form 10-KSB for the fiscal year ended February 29, 2008**
>   **Filed May 29, 2008**
>   **Form 10-QSB for the period ended November 30, 2008**
>   **File No. 0-16035**

Dear Mr. Coccio:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended February 29, 2008

Item 6. Management's Discussion and Analysis, page 7

1.   Please revise future filings to provide the disclosures required by Item 303(c) of
        Regulation S-K.

Liquidity and Capital Resources, page 9

2.   We note in the last sentence of the section of "Operating Activities" that you have
        included the purchase of equipment and leasehold improvements as one of the reasons for
        the decrease in cash provided from operations. In future filings, if applicable, only
        include such reference under "Investing Activities".

Item 8A. Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

3.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer
        "concluded that the Company's disclosure controls and procedures are effective as of the
        period covered by this report" and "are designed to ensure that information required to be
        disclosed in Company reports filed or submitted under the Exchange Act is recorded,
        processed, summarized and reported within the time periods specified by the SEC rules
        and forms." Revise future filings to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information required
        to be disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your chief executive
        officer and chief financial officer, to allow timely decisions regarding required
        disclosure. See Exchange Act Rule 13a-15(e).

Note 2. Significant Accounting Policies, page 29

Revenue recognition, page 31

4.   We note the disclosure added on rights of return based on your previously issued
        response letter dated September 26, 2006. As noted in your response, please expand your
        disclosure in future filings to disclose whether or not you grant price adjustments after a
        sale is completed. In addition, if true, in regards to discounts and allowances, expand
        your disclosure by stating that they are recorded at the time a sale is recorded.

Note 12. Stockholders' Equity, page 36

5.   In future filings please revise to provide all the disclosures required by paragraph A240
        of SFAS 123(R) and SAB Topic 14.D.

Exhibits 31.1 and 31.2

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Consolidated Balance Sheets, page 1

7.   We note that there has been no change in the allowance for accounts receivable balance from February 29, 2008 through November 30, 2008 even though the accounts receivable balance has increased by approximately $320,000. Please explain to us your consideration of the allowance and why you believe there is no need to adjust the balance.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant